Exhibit 99.1

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Materialise Reports Third Quarter 2015 Results

Leuven, Belgium – November 13, 2015 - Materialise NV (NASDAQ: MTLS), a leading provider of additive manufacturing software and of sophisticated 3D printing services, today announced its financial results for the third quarter ended September 30, 2015.

Highlights – Third Quarter 2015

•	Total revenue increased 30.5% from the third quarter of 2014 to 25,883 kEUR; organic revenue growth was 25.5%.

•	Total deferred revenue from annual software sales and maintenance contracts increased 87% from 6,300 kEUR in the third quarter of 2014 to 11,800 kEUR; organic deferred revenue growth was 61%.

•	The consolidated adjusted EBITDA margin was 4.5% in the third quarter of 2015.

•	Medical sales increased 28.7% from the third quarter of 2014, generating a segment EBITDA margin of 8.4%.

Executive Chairman Peter Leys commented, “Our unique capability of combining software and printing services positioned us for another successful quarter. All three of our segments – 3D Printing Software, Medical and Industrial Production – generated impressive revenue gains of 42.0%, 28.7% and 27.7%, respectively. In addition to these strong top-line gains, after three quarters of significant post-IPO investments in S&M and R&D, all of our segments again generated positive EBITDA.

“We continue to see encouraging growth in the fourth quarter and are reaffirming the revenue guidance we previously provided for fiscal 2015. As a result of the market’s positive response to the strategic projects we launched in each segment, in particular the roll out of our build processor and AMCP backbone, the opening of our pre-operative planning and surgical guide platform to new partners and the securing of partnerships for high-end manufacturing projects, we are accelerating certain investments into 2015. In addition we have been executing our transition from perpetual to annual software licensing successfully, which has resulted in higher levels of deferred revenue. For these reasons, we are reducing our Adjusted EBITDA guidance for 2015.”

Third Quarter 2015 Results

Total revenue for the third quarter of 2015 increased by 30.5% to 25,883 kEUR compared to 19,833 kEUR for the third quarter of 2014, driven by strong gains in our 3D Printing Software, Industrial Production and Medical segments. Excluding revenue from OrthoView, which we acquired in October 2014, total revenue for the quarter increased 25.5%. Adjusted EBITDA decreased from 2,055 kEUR to 1,175 kEUR, reflecting ongoing investments. On a global basis, sales and marketing (“S&M”) expenses increased by 2,275 kEUR to 33.4% of total revenue. General and administrative expenses (G&A) increased by 1,198 kEUR to 15.3% of total revenue while research and development (“R&D”) expenses rose by 894 kEUR, to 17.6% of total revenue. The Adjusted EBITDA margin in the third quarter was 4.5% compared to 10.4% in the third quarter of last year.

Revenues from the 3D Printing Software segment, which offers a proprietary software backbone worldwide that enables and enhances the functionality of 3D printers and 3D printing operations,

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increased by 42.0% to 6,303 kEUR for the third quarter of 2015 from 4,438 kEUR for the same quarter last year. Growth was fueled by our expanded product portfolio, strong growth in revenue generated with original equipment manufacturers (“OEMs”) and a significant increase in new license sales across all regions. Segment EBITDA increased to 2,157 kEUR from 1,518 kEUR while the segment EBITDA margin of 34.2% was even with last year’s period.

Revenues from the Medical segment, which offers both a medical software platform and a portfolio of medical devices and clinical engineering services, increased by 28.7% to 9,123 kEUR for the third quarter of 2015 compared to 7,090 kEUR for the same period in 2014. Excluding the impact of the October 2014 OrthoView acquisition, revenue increased 17.9% from the third quarter of 2014. Sales of medical software increased 59.0% to 2,779 kEUR from 1,748 kEUR, mainly due to the inclusion of OrthoView license revenue. Organically (excluding OrthoView), revenue from medical software licenses increased 15.4%. Annual licenses now represent 65.1% of new medical software license sales (excluding OrthoView) as compared to 18.1% in last year’s period. Revenues from the direct sale of our complex surgery guides and implants increased by 22% from the prior-year period. Revenue from our collaborated guide business increased 5.7%, as a result of a more diversified mix of partnerships. Segment EBITDA increased to 763 kEUR from 677 kEUR and the segment EBITDA margin fell to 8.4% from 9.5% compared to the third quarter of 2014.

Revenues from the Industrial Production segment, which primarily offers 3D printing services to industrial and commercial customers, increased 27.7% to 10,457 kEUR for the third quarter of 2015 from 8,190 kEUR for the third quarter of 2014. Growth in the quarter was driven primarily by higher sales of end parts (including RapidFit and i.materialise), which rose 47.3% in the third quarter of 2015 from the same period in the prior year. Segment EBITDA rose to 799 kEUR from 753 kEUR while the segment EBITDA margin decreased to 7.6% from 9.2% for the same quarter of the prior year. Excluding the company’s growth businesses, i.materialise and RapidFit, the segment EBITDA margin for the third quarter was 17.1% as compared to 18.8% for the same quarter of the prior year.

Gross profit was 14,702 kEUR for the third quarter of 2015 compared to 12,154 kEUR for the third quarter of 2014. The gross profit margin decreased to 56.8% for the third quarter of 2015 from 61.3% for the third quarter of the prior year. This decrease was largely due to a substantial increase in depreciation expense, including with respect to the 14 new printers that the company purchased over the past four quarters.

R&D expenses increased by 24.3% to 4,566 kEUR for the third quarter of 2015 from 3,672 kEUR for the same period in the prior year, reflecting continued investment with a number of active projects in various stages of development, across all segments. All of the company’s R&D spending was expensed.

S&M and G&A expenses were 12,613 kEUR for the third quarter of 2015 compared to 9,140 kEUR for the third quarter of 2014, an increase of 38.0%. The 3,473 kEUR increase was partially related to the inclusion of OrthoView and partially reflects a substantial increase in number of new employees in the sales and marketing organization of all three segments.

Net other operating income increased by 242 kEUR to 1,643 kEUR in the third quarter of 2015 from 1,401 kEUR in the same period of the prior year. Other operating income consists of withholding tax exemptions for qualifying researchers, partial funding of R&D projects and foreign exchange results on purchase and sales transactions.

Net financial result decreased significantly to 151 kEUR from 1,984 kEUR for the same quarter of 2014. The third quarter result in 2014 contained an exchange gain on the portion of the company’s initial public offering proceeds held in U.S. dollars due to the appreciation of the dollar versus the euro. During the third quarter of 2015, the exchange rate remained relatively stable.

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Net loss for the third quarter of 2015 was (1,104) kEUR, compared to net profit of 2,559 kEUR for the same period in the prior year. Total comprehensive loss for the third quarter of 2015, which reflects exchange differences on translation of foreign operations, was (1,821) kEUR compared to total comprehensive income of 2,788 kEUR for the same period in the prior year.

At September 30, 2015, the company had cash and equivalents (including held-to-maturity investments) of 48,734 kEUR compared to 61,019 kEUR at December 31, 2014. Cash flow from operating activities in the third quarter of 2015 was 268 kEUR.

Net shareholders’ equity at September 30, 2015 was 80,738 kEUR, a decrease of 4,429 kEUR since December 31, 2014.

2015 Guidance

As a result of the positive response we received from the market to the strategic projects we launched earlier this year in each of our segments, in particular the roll out of our build processor and AMCP backbone, the opening up of our surgical planning and guide platform to a broader range of partners and the securing of partnerships for high-end manufacturing projects, we are accelerating certain investments into 2015 to execute these initiatives as quickly as possible. In addition, our successful transition from a perpetual to an annual software licensing model necessitates that we defer more revenues into 2016. Management continues to expect consolidated revenue for fiscal 2015 to be between 99,000 kEUR and 101,000 kEUR, but is reducing its consolidated Adjusted EBITDA guidance to an amount between 2,500 and 3,500 kEUR.

Non-IFRS Measures

Materialise uses EBITDA and Adjusted EBITDA as supplemental financial measures of its financial performance. EBITDA is calculated as net profit plus income taxes, financial expenses (less financial income), shares of loss in a joint venture and depreciation and amortization. Adjusted EBITDA is determined by adding non-cash stock-based compensation expenses and non-recurring IPO related expenses to EBITDA. Management believes these non-IFRS measures to be important measures as they exclude the effects of items which primarily reflect the impact of long-term investment and financing decisions, rather than the performance of the company’s day-to-day operations. As compared to net profit, these measures are limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the company’s business, or the charges associated with impairments. Management evaluates such items through other financial measures such as capital expenditures and cash flow provided by operating activities. The company believes that these measurements are useful to measure a company’s ability to grow or as a valuation measurement. The company’s calculation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. EBITDA and Adjusted EBITDA should not be considered as alternatives to net profit or any other performance measure derived in accordance with IFRS. The company’s presentation of EBITDA and Adjusted EBITDA should not be construed to imply that its future results will be unaffected by unusual or non-recurring items.

Exchange Rate

This press release contains translations of certain euro amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from euros to U.S. dollars in this press release were made at a rate of EUR 1.00 to USD 1.120300, the 12:00 noon ET buying rate of the Federal Reserve Bank of New York for the euro on September 30, 2015.

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Webcast and Conference Call

Materialise will hold a conference call and simultaneous webcast to discuss its financial results for the third quarter of 2015 today, November 13, 2015, at 10:00 a.m. ET/16:00 CET. Company participants on the call will include Wilfried Vancraen, Founder and Chief Executive Officer, Peter Leys, Executive Chairman, and Johan Albrecht, Chief Financial Officer. A question-and-answer session will follow management’s remarks.

To access the conference call, please dial 844-469-2530 (U.S.) or 765-507-2679 (international), passcode #45953049. The conference call will also be broadcast live over the Internet with an accompanying slide presentation, which can be accessed on the company’s website at http://investors.materialise.com.

A replay of the conference call will be available via telephone beginning approximately one hour after the call ends through Saturday, November 14, 2015. U.S. participants can access the replay by dialing 855-859-2056 and international participants can dial 404-537-3406. The access code for the replay is #45953049. A webcast of the conference call and slide presentation will be archived on the company’s website for one year.

About Materialise

With its headquarters in Leuven, Belgium, and branches worldwide, Materialise is a provider of Additive Manufacturing (AM) software solutions and sophisticated 3D printing services in a wide variety of industries, including healthcare, automotive, aerospace, art and design and consumer products. Materialise has been playing an active role in the field of AM since 1990, through its involvement in AM for industrial and medical applications, by providing biomedical and clinical solutions such as medical image processing and surgical simulations and by developing unique solutions for its customers’ prototyping, production, and medical needs.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations, plans, objectives, strategies and prospects, both financial and business, including statements concerning, among other things, current estimates of fiscal 2015 revenues and Adjusted EBITDA, investments in R&D and S&M initiatives, results of operations, cash needs, capital expenditures, expenses, financial condition, liquidity, prospects, growth and strategies, and the trends and competition that may affect the markets, industry or us. Such statements are subject to known and unknown uncertainties and risks. When used in this press release, the words “estimate,” “expect,” “anticipate,” “project,” “plan,” “intend,” “believe,” “forecast,” “will”, “may”, “could”, “might”, “aim”, “should,” and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon the expectations of management under current assumptions at the time of this press release. These expectations, beliefs and projections are expressed in good faith and the company believes there is a reasonable basis for them. However, the company cannot offer any assurance that our expectations, beliefs and projections will actually be achieved. By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics and industry change, and depend on economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. We caution you that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. All of the

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forward-looking statements are subject to risks and uncertainties that may cause the company’s actual results to differ materially from our expectations, including risk factors described in the company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 30, 2015. There are a number of risks and uncertainties that could cause the company’s actual results to differ materially from the forward-looking statements contained in this press release.

The company is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise, unless it has obligations under the federal securities laws to update and disclose material developments related to previously disclosed information.

Investor Contacts:

Harriet Fried/Jody Burfening

LHA

212-838-3777

hfried@lhai.com

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Materialise NV

Consolidated income statements (Unaudited)

	For the three months ended September 30,			For the nine months ended September 30,
	2015	2015	2014	2015	2014
(In thousands, except EPS)	U.S. $	euros	euros	euros	euros
Revenue	28,997	25,883	19,833	74,003	57,764
Cost of Sales	(12,526)	(11,181)	(7,679)	(31,507)	(22,853)

Gross Profit	16,471	14,702	12,154	42,496	34,911

Research and development expenses	(5,115)	(4,566)	(3,672)	(13,444)	(10,414)
Sales and marketing expenses	(9,698)	(8,657)	(6,382)	(27,492)	(18,218)
General and administrative expenses	(4,432)	(3,956)	(2,758)	(11,278)	(8,470)
Net other operating income (expense)	1,841	1,643	1,401	4,897	3,422

Operating (Loss) Profit	(933)	(834)	743	(4,821)	1,231

Financial expenses	(418)	(373)	(412)	(2,108)	(821)
Financial income	587	524	2,396	2,793	2,463
Share in loss of a joint venture	(140)	(125)	(28)	(248)	(28)

Profit (Loss) before taxes	(904)	(808)	2,699	(4,384)	2,845

Income Taxes (benefit)	(332)	(296)	(140)	(621)	(427)

Net profit (loss)	(1,236)	(1,104)	2,559	(5,005)	2,418
Net profit (loss) attributable to:
The owners of the parent	(1,236)	(1,104)	2,601	(4,952)	2,546
Non-controlling interest	—	—	(42)	(53)	(128)

EPS attributable to the owners of the parent
Basic	(0.03)	(0.02)	0.06	(0.10)	0.06
Diluted	(0.03)	(0.02)	0.05	(0.10)	0.06

Weighted average shares outstanding
Basic	47,227	47,227	47,072	47,208	41,088
Diluted	47,227	47,227	49,142	47,208	42,602

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Consolidated statements of comprehensive income (Unaudited)

	For the three months ended September 30,			For the nine months ended September 30,
	2015	2015	2014	2015	2014
(In thousands)	U.S. $	euros	euros	euros	euros
Net profit (loss) for the year	(1,236)	(1,104)	2,559	(5,005)	2,418
Other comprehensive income
Exchange differences on translation of foreign operations	(803)	(717)	229	759	237
Other comprehensive income (loss), net of taxes	(803)	(717)	229	759	237
Total comprehensive income (loss) for the year, net of taxes	(2,039)	(1,821)	2,788	(4,246)	2,655
Total comprehensive income (loss) attributable to:
The owners of the parent	(2,039)	(1,821)	2,830	(4,193)	2,783
Non-controlling interest	—	—	(42)	(53)	(128)

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Materialise NV

Consolidated statements of financial position (Unaudited)

	As of September 30,	As of December 31,
(in thousands of euros)	2015	2014
Assets

Current assets
Inventory	4,689	3,660
Trade receivables	19,026	18,370
Other current assets	4,221	3,540
Held to maturity investments	—	10,000
Cash and cash equivalent	48,734	51,019

Total current assets	76,670	86,589

Non-current assets
Goodwill	9,553	7,714
Intangible assets	7,890	7,727
Property, plant & equipment	35,911	30,212
Investments in joint ventures	670	419
Deferred tax assets	193	232
Other financial assets	318	328
Total non-current assets	54,535	46,632

Total assets	131,205	133,221

Equity and liabilities

Current liabilities
Loans & borrowings	3,351	5,499
Trade Payables	7,722	7,205
Tax Payables	155	128
Deferred income	15,004	11,652
Other current liabilities	9,319	8,657

Total current liabilities	35,551	33,141

Non-current liabilities
Loans & borrowings	12,513	11,848
Deferred tax liabilities	1,397	1,329
Deferred income	17	767
Other non-current liabilities	989	969

Total non-current liabilities	14,916	14,913

Net equity
Share capital	2,724	2,788
Share premium	77,901	76,650
Consolidated reserves	(743)	5,764
Other comprehensive income (loss)	856	97
Equity attributable to the owners of the parent	80,738	85,299

Non-controlling interest	—	(132)

Total equity	80,738	85,167

Total equity and liabilities	131,205	133,221

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Materialise NV

Consolidated cash flow statements (Unaudited)

	For the nine months ended
(in thousands of euros)	2015	2014
Operating activities
Net profit (loss) for the year	(5,005)	2,418
Non-cash and operating adjustments
Depreciation of property, plant & equipment	3,816	2,534
Amortization of intangible assets	1,061	497
Share-based payment expense	652	464
Loss (gain) on disposal of property, plant & equipment	1	15
Movement in provisions and allowance for bad debt	162	89
Financial income	(2,523)	(98)
Financial expense	1,733	342
Impact of foreign currencies	55	(1,886)
Share of loss in a joint venture	248	28
Deferred tax expense (income)	46	161
Income taxes	575	266
Other	—	33
Working capital adjustments
Increase in trade receivables and other receivables	(1,644)	(2,523)
Decrease (increase) in inventories	(973)	(122)
Increase in trade payables and other payables	3,955	3,127
Income taxes paid	(530)	(91)

Net cash flow from operating activities	1,629	5,254

Investing activities
Purchase of property, plant & equipment	(5,918)	(5,828)
Proceeds from the sale of property, plant & equipment, net	(1,019)	(582)
Proceeds from the sale of intangibles	13	137
Acquisition of subsidiaries	(1,602)	(1,161)
Investments in joint-ventures	(500)	(500)
Proceeds from held to maturity investments	10,000
Interest received	8	4

Net cash flow used in investing activities	982	(7,930)

Financing activities
Proceeds from loans & borrowings and convertible debt	324	1,911
Repayment of loans & borrowings	(3,889)	(2,273)
Repayment of finance leases	(1,108)	(608)
Purchase of non-controlling interest	(1,377)	—
Contribution unpaid capital non-controlling interest	—	34
Capital increase in parent company	580	70,484
Direct attributable expense capital increase	—	(6,046)
Interest paid	(399)	(373)
Other financial income / (expense)	(34)	(221)

Net cash flow from financing activities	(5,903)	62,908

Net increase of cash and cash equivalents	(3,292)	60,232
Cash and cash equivalents at beginning of year	51,019	12,598
Exchange rate differences on cash & cash equivalents	1,007	2,214

Cash & cash equivalents at end of year	48,734	75,044

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Materialise NV

Segment P&L (Unaudited)

	3D Printing		Industrial	Total	Adjustments &
(In thousands of euros, except percentages)	Software	Medical	Production	Segments	Eliminations	Consolidated
For the three month period ended September 30, 2015
Revenues	6,303	9,123	10,457	25,883	—	25,883
Segment EBITDA	2,157	763	799	3,719	(2,724)	995
Segment EBITDA %	34.2%	8.4%	7.6%	14.4%		3.8%

For the three month period ended September 30, 2014
Revenues	4,438	7,090	8,190	19,718	115	19,833
Segment EBITDA	1,518	677	753	2,948	(1,175)	1,773
Segment EBITDA %	34.2%	9.5%	9.2%	15.0%		8.9%

	3D Printing		Industrial	Total	Adjustments &
(In thousands of euros, except percentages)	Software	Medical	Production	Segments	Eliminations	Consolidated
For the nine months ended September 30, 2015
Revenues	18,497	25,286	30,220	74,003	—	74,003
Segment EBITDA	6,387	(325)	612	6,674	(6,618)	56
Segment EBITDA %	34.5%	(1.3%)	2.0%	9.0%		0.1%

For the nine months ended September 30, 2014
Revenues	12,671	21,221	23,659	57,552	213	57,764
Segment EBITDA	4,921	2,416	1,182	8,520	(4,284)	4,236
Segment EBITDA %	38.8%	11.4%	5.0%	14.8%		7.3%

Reconciliation of Net Profit/(Loss) to EBITDA and Adjusted EBITDA (Unaudited)

	For the three months ended September 30		For the nine months ended September 30
(in thousands of euros)	2015	2014	2015	2014
Net (loss)/profit	(1,104)	2,559	(5,005)	2,418

Income taxes	296	140	621	427
Financial expenses	373	412	2,108	821
Financial income	(524)	(2,395)	(2,793)	(2,462)
Share in loss of a joint venture	125	0	248	0
Depreciation & amortization	1,829	1,057	4,877	3,032

EBITDA	995	1,773	56	4,236
Non-recurring IPO Expenses (1)	0	0	0	182
Non-cash stock-based compensation expenses (2)	180	282	652	407
Adjusted EBITDA	1,175	2,055	708	4,825

(1)	Non-recurring IPO expenses represent fees and costs incurred in connection with the company’s initial public offering.
(2)	Non-cash stock-based compensation expenses represent the cost of equity-settled and cash-settled share-based payments to employees.